UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

04005654

PROCESSED

FEB 11 2004

THOMSON
FINANCIAL

January 9, 2004

Mr. John Regan
President
Alpha PRD, Inc.
133 Mission Street
Suite 225
Santa Cruz, CA 95060

| | |
|---|---|
| Act | Securities Exchange Act of 1934 |
| Section | §17 |
| Rule | 17a-5 |
| Public Availability | 01/26/04 |

Re: Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Regan:

We have received your letter dated December 16, 2003, in which you request on behalf of Alpha PRD, Inc. (the "Firm"), relief from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2003.

I understand the following facts to be pertinent to the Firm's request. The Firm's registration as a broker-dealer with the Securities and Exchange Commission ("Commission") became effective on December 3, 2003. The Firm is required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year-end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2003. Because the Firm's registration with the Commission became effective on December 3, 2003, you have requested an exemption from filing annual audit reports for the year-ended December 31, 2003.

Based on the foregoing facts, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2003. However, the annual report for the year ending December 31, 2004, must cover the entire period from December 3, 2003, the effective date of the Firm's registration with the Commission.

1278953

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

Mandy Sturmfelz
Attorney

cc: Susan Demando, NASD Regulation

Mandy

# Alpha PRD, Inc.

Dec. 16, 2003

Mr. Thomas McGowan
SEC
450 5th St. NW
Washington, D.C. 20549-1001

Re: Alpha PRD, Inc.
CRD 127836

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 17 2003
DIVISION OF MARKET REGULATION

Dear Mr. McGowan,

I am contacting you to request an exemption from a 2003 audit for Alpha PRD, Inc. because of the short amount of time since our NASD approval and the very limited scope of our business in that time.

Since our approval became effective Dec. 3, 2003, and our tax year-end is Dec. 31, I am requesting permission to file a 13-month audit next year that would cover 2004 and the last month of 2003.

Thank you for your consideration, and if you have any questions please do not hesitate to contact me.

Sincerely,

John Regan
President